EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report

Further to the Company's immediate report regarding the "urgent originating motion" filed against the Company, in which the court was requested to order the postponement of the special general meeting of shareholders of the Company which was scheduled for March 23, 2015, for the purpose of approving the purchase of the remaining shares of DBS Satellite Services (1998) Ltd., immediate notification is hereby provided that further to the hearing on the motion that took place today, the court decided to dismiss the motion to postpone the date of the meeting. Accordingly, the meeting shall take place on time (Monday, March 23, 2015 at 12:00 p.m.).

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.